SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                             Vastar Resources, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                                 BP Amoco p.l.c.
--------------------------------------------------------------------------------
               (Names of Filing Person (Offeror and Other Person))

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    911312304
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter B.P. Bevan
                                Britannic House,
                               1 Finsbury Circus,
                                London, EC2M 7BA,
                                     England
                               011-44-171-496-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                              Benjamin F. Stapleton
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                            Telephone: (212) 558-4000
                            Facsimile: (212) 558-3588

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                                      |
      Transaction Valuation           |         Amount of Filing Fee*
                                      |
        $                             |            $
                                      |
--------------------------------------------------------------------------------
*    Pursuant to General Instruction D to schedule TO, no filing fee is required

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.        Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.        Date Filed:    Not applicable.

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes to designate any transactions to which this statement relates:


[_]  third party tender offer                [X]  going-private transaction
     subject to Rule 14d-1                        subject to Rule 13e-3
[_]  issuer tender offer                     [_]  amendment to Schedule 13D
     subject to Rule 13e-4                        under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO relates to a proposed offer by BP Amoco p.l.c., a company organized under the laws of England, to purchase through a wholly owned subsidiary the outstanding shares of common stock, par value $0.01 per share of Vastar Resources, Inc., a Delaware corporation, not currently owned by Atlantic Richfield Company, at a price of $71 per share.

ITEM 12.          Exhibit.

(a)(5)(A) Transcript of Sir John Browne's presentation to financial analysts in the US and UK on March 16, 2000.

(a)(5)(B)         Press Release, dated March 16, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                            BP AMOCO PLC


                                            By:   *
                                               ---------------------------------
                                            Name:
                                            Title:



Dated:


------------
* Pursuant to General Instruction D to Schedule TO, no signature is required.

                                  EXHIBIT INDEX


(a)(5)(A) Transcript of Sir John Browne's presentation to financial analysts in the US and UK on March 16, 2000.

(a)(5)(B)         Press Release, dated March 16, 2000.